# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Vita Coco Company, Inc., CIK 0001482981
CUSIP: 92846Q107
Title of class of securities: Common Stock, par value of $0.01 per share
Address of issuer's principal executive offices: 111 Fifth Avenue, Second Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-22-004011
Filed by CIK 0001889193

## Reporting persons
- Verlinvest Beverages SA: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); sole voting power 3,097,161; shared voting power 0; sole dispositive power 3,097,161; shared dispositive power 0; aggregate amount beneficially owned 3,097,161 (5.4% of the class)

## Item 1. Issuer
Name of issuer: The Vita Coco Company, Inc.
Address of issuer's principal executive offices: 111 Fifth Avenue, Second Floor, New York, NY 10003

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed on behalf of Verlinvest Beverages SA, a company organized and existing under Belgian law.
Address of principal business office or, if none, residence:
Place Eugene Flagey 18
1050 Ixelles, Belgium
Citizenship: Belgium

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,097,161
Percent of class: 5.4%. The percentage of beneficial ownership stated herein is based on 56,948,258 shares of common stock outstanding as of October 27, 2025 as stated in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2025.
Sole power to vote or to direct the vote: 3,097,161
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,097,161
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Verlinvest Beverages SA: /s/ Rafael Hulpiau, Rafael Hulpiau, Joint Proxy-Holder (02/13/2026)